October 6, 2014

VIA HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: John Krug

Re:                             NeuroDerm Ltd.

Registration Statement on Form F-1

Filed September 15, 2014

File No. 333-198754

Dear Mr. Krug:

On behalf of our client, NeuroDerm Ltd., an Israeli company (the “Company”), we are submitting this letter to provide certain information supplementally to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 29, 2014 (the “Comment Letter”).

Below, for review by the Staff are the Company’s responses to the Comment Letter. Also attached as Exhibit A for review by the Staff are a number of pages from the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) reflecting proposed changes to the Registration Statement based on the Company’s response to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) will be filed with the SEC in advance of the launch of the Company’s roadshow.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Capitalization, page 50

1.              Please revise your ‘pro forma’ presentation to disclose the amount of the charges to earnings you expect to record upon the conversion of your:

•                  2013 Notes at a conversion price not to exceed one-third of the price of this offering as indicated on page 128; and

•                  2014 Notes at a discount to the price of this offering and the payment of any cash conversion premium as stipulated on page 129 and elsewhere in your filing.

If you do not expect to record any charges for these items please tell us why not and reference for us the authoritative literature you rely upon to support your position.

Response:

The Company has updated its disclosure on page 51 regarding the anticipated charges to earnings it expects to record upon the conversion of the Notes and Warrants.

With respect to the 2013 Notes and the 2011 Warrants and 2013 Warrants (together, the “Warrants”):

The conversion of the 2013 Notes and the exercise of the Warrants are expected to occur simultaneously with the upcoming IPO at a conversion price not to exceed one-third of the price per share to the public in the offering.  Therefore, as a Level 1 price exists for the Company’s shares with the conversion, the remaining Unrecognized Day 1 Loss related to the 2013 Notes and Warrants will be recognized in the Statement of Comprehensive Loss.

With respect to the 2014 Notes (“2014 Notes”):

In accordance with Paragraph 11A of IAS 39, the Company designated the 2014 Notes as a financial liability at fair value through profit or loss.  Therefore, until conversion, the 2014 Notes will be measured at fair value and changes in fair value will be charged to the Statement of Comprehensive Loss.  Further, the calculation of the fair value of the 2014 Notes at their initial recognition date created an Unrecognized Day 1 Loss.  Similar to the 2013 Notes, as a Level 1 price exists for the Company’s shares with the conversion, the remaining Unrecognized Day 1 Loss related to the 2014 Notes will be recognized in the Statement of Comprehensive Loss.

The contractual terms of the 2014 Notes include the payment of a cash conversion premium (the “Cash Conversion Premium”).  The Cash Conversion Premium is an integral part of the contractual terms of the 2014 Notes and as such is included in the fair value measurement of the 2014 Notes.

In accordance with Paragraph AG32 of IAS 32, no gain or loss is recorded on conversion of a convertible instrument at maturity.  As the conversion upon IPO of the 2014 Notes is an integral part of the contractual terms of the 2014 Notes, the 2014 Notes, in essence, mature on the date that the holder converts.

Therefore, except for the fair value measurement of the 2014 Notes up until their conversion as noted above and the Unrecognized Day 1 Loss, no charges to the Statement of Comprehensive

Loss will be recorded upon conversion of the 2014 Notes, including with respect to the payment of the Cash Conversion Premium.

The Capitalization table has been updated to add the recognition of the Unrecognized Day 1 Loss for the 2013 Notes, Warrants and 2014 Notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Estimates Share-based compensation, page 69

2.              Please refer to prior comment 3. We acknowledge the information provided in your response, including your intention to progressively bridge your fair value determinations to the estimated IPO price range. Please confirm for us that you have not recorded any share-based payment compensation related to your March 2014 option grants in your June 30, 2014 financial statements because you cannot assume the completion of your offering and as such no options can be deemed to vest. If so, please revise your ‘pro forma as adjusted’ presentation in capitalization to include disclosure of the anticipated charge to earnings for the options expected to be vested at the offering date. If not, please tell us your historical accounting for these options as well as your anticipated accounting upon the completion of your offering and after it and separately reference for us the authoritative literature you rely upon to support your position.

Response:

The Company confirms that no share-based payment compensation related to the March 2014 option grants has been recorded in the June 30, 2014 financial statements because it cannot assume the completion of the offering.  The March 2014 option grants have a stipulation that the options do not vest until there is an offering.  Upon the offering, the options will begin to vest from the date of the grant for a period of generally four years.  As such, in the period of the offering, the Company will record share-based compensation for the cumulative catch-up period from March 2014 through the date of the offering.

The Company has updated its disclosure on page 51 to include a footnote explanation to the “pro forma as adjusted” column of the anticipated charge to earnings for the share-based compensation that is accrued from the March 2014 grant date through September 30, 2014.

*      *      *

We thank you for your prompt attention to this letter.  Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Rafael Roberti at (212) 819-7589 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

CJD:RAR

cc:                            Oded Lieberman, Chief Executive Officer, NeuroDerm Ltd.
                                                Roy Golan, VP Finance, NeuroDerm Ltd.

EXHIBIT A